United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2682

MESSINA MINERALS INC.

MESSINA MINERALS INC.

Second Quarter Report
For the six months ended March 31, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 22, 2007

This Management Discussion and Analysis ("MD & A") is intended to help the reader understand the Messina Minerals Inc. financial statements. The statements are provided for the purpose of reviewing the second quarter of 2007, and comparing results to the previous period. The MD & A should be read in conjunction with the Company's unaudited financial statements and corresponding notes for the periods ending March 31, 2007 and 2006. The financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all monetary amounts are expressed in Canadian dollars. The following comments may contain management estimates of anticipated future trends, activities, or results. These are not a guarantee of future performance, since actual results could change based on other factors and variables beyond management control.

The management of Messina Minerals Inc. is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures, and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD & A, is complete and reliable. The Company's board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The board's audit committee meets with management quarterly to review the financial statements including the MD & A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review the Company's statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.messinaminerals.com.

DESCRIPTION OF BUSINESS AND OVERVIEW

Messina Minerals Inc. is a Canadian mineral exploration and development company based in Vancouver, Canada and its common shares are listed on the TSX Venture Exchange under the symbol "MMI". Messina is exploring for commercially exploitable mineral deposits in central Newfoundland, Canada and maintains an exploration office and core facility located in Newfoundland in the town of Buchans Junction. Messina is focussing on the potential of the historically known zinc-rich area of central Newfoundland, home to the formerly producing world-class base metal deposits at Buchans and the new Duck Pond zinc-copper mine.

Since December 2004 Messina has made three new high-grade zinc discoveries at Boomerang, Domino, and Hurricane and has acquired a large land position totalling 327 square kilometers prospective for base metal and gold deposits. Messina's properties also include historic inferred zinc resources at Tulks East A Zone, Tulks East B Zone, Long Lake Main Zone, and Skidder. Messina has spent approximately $13 million dollars through 2006 developing its Newfoundland property, including the ongoing exploration of the Boomerang zinc-lead-copper-silver-gold massive sulphide deposit.

Messina believes that potential may exist to identify sufficient zinc-lead-copper-silver-gold mineral resources within its properties to achieve commercial development. The process involves defining Messina's new discoveries at Boomerang, Domino, and Hurricane as well as quantifying the existing historic resources at Tulks East A and B Zones, the Long Lake Main Zone, and the

recently acquired Skidder to current standards. The process also entails significant exploration efforts with the objective of making new discoveries within economic truck-hauling distance of our existing resource base.

Messina is an exploration and development company that remains highly leveraged to discovery success. Documenting the existing mineral resources as they are found in a prudent, professional manner protects our shareholders by adding base value. Continued exploration discovery successes offer our shareholders the potential for additional value. Messina has an excellent track record of discovery success and a first class, experienced exploration team.

The Company's business is managed by directors, officers, employees and consultants with professional backgrounds and many years experience in the mineral exploration and development industry, augmented by independent geological and mining professionals retained to advise the Company on its exploration programs and properties.

OVERALL PERFORMANCE

Messina Minerals Inc. (MMI: TSX Venture Exchange) is a Canadian mineral exploration and development company exploring for commercially exploitable mineral deposits in central Newfoundland, Canada. This region is historically known as a zinc-rich area; home to the formerly producing world-class base metal deposits at Buchans and a zinc-copper mine at "Duck Pond". Messina's strategy is to identify potentially economic resources by exploration, and acquire additional mineral lands in the area that have potential for discoveries that are additive to our existing resource base in the Boomerang area. Messina has now acquired mineral exploration lands totalling 327 square kilometres in central Newfoundland prospective for zinc-copper-silver-gold massive sulphide deposits as well as mesothermal-style gold deposits. These mineral lands all have high-priority targets and are located within economic trucking distance of the emerging resource base in the Boomerang area.

Financial Health for 2007

The Company is in excellent financial health and expects to continue upon an aggressive exploration program during 2007. The Company completed a private placement flow-through financing in December 2006 to raise gross proceeds of $175,000. During the 2006 fiscal year ending September 30, the Company completed two private placement financings to raise gross proceeds of $10,126,575, of which $8,421,550 was raised by the issuance of flow-through securities. During the six month period ended March 31, 2007, the Company continued its exploration and development program, expending $3,293,251 in exploration costs. The Company's second quarter general and administration expenses of $239,856 (after adjusting for stock-based compensation of $1,732,500) have increased compared to the second quarter 2006 expenses of $138,900, the difference being mainly attributable to increased costs relating to financings and investor relations.

In December 2006, the Company closed a private placement of 125,000 flow-through units at $1.40 for proceeds of $175,000, which was announced January 2, 2007. The units consist of one flow-through share and one non flow-through warrant exercisable to purchase one common share at $1.75 for two years. During the six months ended March 31, 2007, the Company received an additional $559,250 through the exercise of warrants and options.

Continuing to Expand Messina's Leadership Team

Mr. Gordon Ulrich's nomination to Messina's Board of Directors was approved by shareholders at the Annual General Meeting held on February 22, 2007. Mr. Ulrich has worked in the western Canadian mining industry since 1966 and was president of Luscar Ltd, a major Canadian energy company with interests in coal and oil and gas in western Canada, for over 10 years. Under

Mr. Ulrich's tenure, Luscar went public with the Luscar Coal Income Fund, opened two new mines, and increased revenues two-fold to $693 million in 1999. Mr. Ulrich remains involved as a professional board member of several organizations, and Alberta government advisory committees. Mr. Ulrich has a wealth of business and corporate management experience and knowledge that will be an invaluable asset to the Company as exploration on its Newfoundland mineral properties advances towards development.

Investor Awareness

In January 2007, the TSX Venture Exchange graduated Messina Minerals Inc. ("MMI") to a Tier 1 issuer. As defined in TSX Venture Exchange Policy 2.1, Tier 1 is "reserved for the Exchange's most advanced Issuers with the most significant financial resources". The advancement to Tier 1 status reflects Messina's on-going corporate goal of raising the public visibility of the Company for the benefit of our shareholders.

The Company continues investor awareness initiatives including investor conference participation and print, radio and web media advertising of the Company and its prospective properties. In March the Company retained the services of two investor relations firms to increase awareness in both Canada and the United States. Investor awareness efforts are costly however, and it is difficult to evaluate the effectiveness of individual awareness programs or conference attendances. Also, it is more difficult to replace funds expended from the administrative budget than to replace funds expended on advancing the Company's mineral properties. The Company is committed to continuing and expanding these awareness initiatives, subject to future budget considerations.

RESULTS OF OPERATIONS – MINERAL PROPERTIES

Messina has 32,743.9 hectares (327 square kilometers) of mineral lands under its control covering primarily the Tulks and Long Lake Volcanic belts in central Newfoundland. Specific properties and equivalent number of one-half square kilometer claims and area of each property in hectares are summarized in the table below.

Table: Summary of the Company's mineral titles in Newfoundland, by Property, to February 17, 2007

Property	# Claims	Hectares
Tulks South	705	17,634.95
Long Lake-Aldrin	160	4,008.95
Long Lake	191	4,775.00
Costigan Lake	112	2,800.00
Victoria Mine	36	900.00
Bobby's Pond	13	325.00
Skidder	73	1,825.00
Skidder Option	19	475.00
Totals	1309	32,743.90

Messina's drilling production totals 8,601.8 meters during the period January 1 to March 31, 2007. An additional 374.2 meters were drilled in April. Drilling operations were slowed substantially during April as a result of spring break-up. As of May 2, 2007 annual drilling production stands at 8,976.0 meters. Messina had four drill crews available from the drilling contractor through the end of March. This has been reduced to three operating drill crews due to contractor's personnel losses. Several adjustments have been made by the contractor with the expectation or retaining current contractor employees and attracting additional workers to the site to increase the number of drills available to Messina.

Tulks South Property, Newfoundland

Messina drilled a total of 7,337.8 meters on the Tulks South Property during the period January 1 to March 31, 2007. An additional 374.2 meters of drilling were completed in April, totaling 7,712.0 meters of drilling during the calendar year.

Boomerang Massive Sulphide Discovery

Messina completed four new holes during April at the Boomerang zinc-lead-copper-gold-silver massive sulphide deposit that all continue to indicate excellent continuity of thickness and high base metal enrichment. One hole, GA07-228, intersected a 14.03 meter (8.9m true thickness) interval of 11.3% zinc, 3.4% lead, 0.5% copper, 91 g/t silver, and 0.6 g/t gold, which is approximately twice the true thickness of adjacent holes with comparable grades. Three of four holes intersected massive sulphides with grades and thicknesses comparable with adjacent intersections. The drilling tested approximately a 60 meter vertical by 100 meter horizontal 'gap' in the drill spacing within the deeper, eastern part of Boomerang. Assay results are tabulated below.

Hole ID	Section	Elev (m RL)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface		1405									
GA07-222	3295E	1100	317.87	339.55	21.68	14.4	0.5	2.6	9.2	78	0.8
including			329.35	339.55	10.20	6.8	0.9	4.4	18.0	118	1.3
GA07-224	3310E	1075	346.55	353.25	6.70	4.3	0.6	3.7	14.8	99	0.9
GA07-228	3275E	1075	336.70	350.73	14.03	8.9	0.5	3.4	11.3	91	0.6
GA07-231	3240E	1090	313.35	329.40	16.05	12.2	0.3	2.1	3.9	60	0.5
including			325.15	329.40	4.25	3.2	0.8	5.4	11.5	149	1.3

The four infill holes are part of a drill program intended to change the mineral inventory classification in certain areas of Boomerang from lower confidence 'inferred mineral resources' to higher confidence 'indicated mineral resources' by decreasing the spacing between drill holes to within 50 meters . The drill data will be incorporated into an independent mineral resource estimate provided by Snowden Mining Industry Consultants inc. ("Snowden") now expected to be available in mid-June 2007.

Environmental Assessment and Environmental Monitoring

Baseline water quality sampling and monitoring studies continue, under the supervision of Jacques Whitford Limited, which are being used to establish an environmental database suitable for environmental assessment and environmental monitoring at Boomerang and within the Tulks South Property generally. This work is a necessary step in providing baseline documentation prior to environmental registration and permitting of the project for a potential mine. In addition, environmental rehabilitation of disused drill sites and areas disturbed by exploration activities is planned to begin this year. Work will involve replanting test areas with native black spruce in both spring and fall to measure and determine the optimal replanting time for revegetation and regrowth to occur.

TouchDown

In early May, Messina made a new discovery of massive pyritic sulphide mineralization in the first drill hole completed at the TouchDown target located 3.3 km along strike from Boomerang and 2.4 km from the nearest drill hole. TD07-01 intersected a 33.2 meter interval including 24.35 meters of massive pyritic sulphide. The discovery is 2,500 meters northeast of and along strike from Messina's Boomerang, Hurricane, and Domino copper-lead-zinc-gold-silver massive sulphide discoveries and within geologically very similar host rocks.

The TouchDown target is comprised of a gravity (density) anomaly extending from 5900E to 6800E (900 meter anomaly). The current western limit of the gravity survey is 5900E, so the anomaly continues beyond the surveyed extent. The gravity anomaly is coincident with a 700 meter long strong HLEM electrical conductor between 6100E and 6800E; the western limit of the HLEM survey is 6100E so the HLEM anomaly also remains open in this direction. Coincident gravity and HLEM anomalies are characteristics exhibited by massive sulphide deposits.

Drilling is anticipated to resume testing the TouchDown target in June, contingent upon receipt of necessary drill permits.

Domino

The Domino high-grade zinc-lead-copper-silver-gold massive sulphide lens, discovered in February 2006, lies beneath Boomerang at a vertical depth of approximately 500 meters and comes to within 75 meters of Boomerang as currently understood. The Domino drill program is testing for thickening of zinc-lead-copper-silver-gold enriched massive sulphides observed previously in holes GA06-96 (10.58 m interval) and GA06-197 (23.65 m interval). During the period two new holes, GA07-206 and GA07-207, intersected extended intervals of massive sulphides. The data suggests that the thickened portion of Domino is expanding in vertical height to the east. Refer to the map "Boomerang-Domino Long Section - Diamond Drill Intersections available on the Company's website at www.messinaminerals.com/s/Boomerang.asp under the heading "Maps".

GA07-207 intersected 19.0 meters of massive sulphides assaying 9.1% zinc, 4.2% lead, 0.5% copper, 106 g/t silver, and 0.8 g/t gold. The intersection is located 40 m east of and 40 m below GA06-96 at −105 meter elevation ASL. The intersection is approximately 13 meters true thickness. A 3.2 meter subinterval from 570.0 to 573.2 meters assays 27.7% zinc, 12.4% lead, 1.0% copper, 308 g/t silver, and 1.4 g/t gold (41.1% combined base metals).

GA07-206 intersected 25.95 meters of massive sulphides assaying 6.2% zinc, 2.6% lead, 0.4% copper, 74 g/t silver, and 0.7 g/t gold. The intersection is approximately 18 meters true thickness. A 16.35 meter subinterval assays 8.7% zinc, 3.6% lead, 0.5% copper, 94 g/t silver and 0.9 g/t gold. The intersection is located 10 m west and 10 m above GA06-197 and 65 meters east from GA07-207 at −95 meter elevation ASL.

Hole GA07-210 intersected 21.4 meters of massive sulphide mineralization assaying 10.8% zinc, 6.9% lead, 0.5% copper (18.2% combined base metals) with 161 g/t silver and 1.0 g/t gold. The intersection is approximately 16 meters true thickness. A 3.3 meter subzone (approximately 2.5 meter true thickness) of extreme base metal enrichment assayed 29.0% zinc, 26.9% lead, 0.9% copper (56.8% combined base metals), 466 g/t silver, and 1.1 g/t gold. GA07-210 is located 35 meters down dip of GA06-96 at −100 m asl, and 15 meters up dip of GA07-207.

The thick section of Domino base metal sulphides has been shown to have dip length continuity of a minimum of 50 meters. Also, the extreme base metal enrichment observed in a subsection of GA07-207 of 3.2 meters assaying 41.1% combined base metals has been shown to have up dip continuity to GA07-210 with 56.8% combined base metals.

Continuity of thicker Domino mineralization has been demonstrated along strike from 3600E to 3825E, a distance of 225 meters, and over a minimum vertical distance of 50 meters. Domino mineralization has been intersected as far east as 3200E and as far

west as 4025E, a distance of 825 meters, and Domino remains open to the east and west.

Drilling at Domino will resume in early June pending completion of the Boomerang infill drilling required for the mineral resource estimate.

Hurricane

Hurricane is a recently recognized target area (October 2006) prospective for high-grade zinc-lead-copper-silver-gold mineralization that is also in close proximity to Boomerang. Hurricane lies generally 500 meters east of Boomerang at the same vertical elevation and is directly along strike.

Three holes at Hurricane have intersected intervals of zinc-lead-copper-silver-gold enriched massive sulphides on section 3925E, and a fourth undercut hole did intersect sulphides.

The upper hole, GA07-208, intersected 1.0 meter of base metal enriched massive sulphides from 241.6 to 242.6 meters assaying 25.5% zinc, 5.6% lead, 0.6% copper (31.7% combined base metals), with 175 g/t silver and 1.4 g/t gold.

The middle hole, GA07-209, intersected base metal enriched massive sulphide mineralization at an elevation 27 meters below GA07-208. GA07-209 on section 3925E has encountered the thickest interval of Hurricane base metal enriched massive sulphides drilled to date. The 5.3 meter intersection of massive sulphides from 261.25 to 266.55 meters assays 19.1% zinc, 9.6% lead, 1.4% copper (30.9% combined base metals), with 177 g/t silver and 0.9 g/t gold. The true width of this mineralization is approximately 4.2 meters. A 1.4 meter subinterval at the base of massive sulphides from 265.15 to 266.55 meters assays 30.9% zinc, 20.4% lead, 1.6% copper (52.9% combined base metals), with 363 g/t silver and 1.3 g/t gold.

The lower hole, GA07-214 intersected 15.3 meters of base metal enriched massive sulphides at Hurricane assaying 13.0% zinc, 8.3% lead, 1.5% copper (22.8% combined base metals) with 201 g/t silver and 1.0 g/t gold. The intersection is approximately 12 meters true thickness. GA07-214 is 27 meters down-dip of the base metal enriched massive sulphides in GA07-209 of 5.3 meters assaying 19.1% zinc, 9.6% lead, 1.4% copper (30.9% combined base metals), with 177 g/t silver and 0.9 g/t gold.

The undercut hole, GA07-218, tested beneath GA07-214 by 30 meters and did not intersect massive sulphides. As a result, the dip length of Hurricane base metal enriched massive sulphides is approximately 60 meters on section 3925E.

The discovery of highly base metal enriched intersections exceeding a horizontal minimum width of 2.5 meters validates the geological model and upgrades the potential of the Hurricane target area.

Tulks East Massive Sulphide Prospect

Tulks East is located 21 km northeast of the Messina's recent Boomerang massive sulphide discovery. Tulks East is considered to be along-strike regionally from the Boomerang discovery. Three lenses (A, B, and C Zones) of pyritic zinc-lead-copper-silver-gold bearing massive sulphide mineralization have been recognized historically. Snowden Mining Industry Consultants Inc. ("Snowden") are preparing an estimate of the B Zone mineral resource expected to be completed in June, 2007 based on drilling completed by Messina and previous explorers up to the end of 2006.

Long Lake (includes Aldrin Option – Long Lake, and Long Lake) Properties, Newfoundland

The original Long Lake property is comprised of 8,783.95 hectares or 88 square kilometers covering most of the Long Lake volcanic belt. The Long Lake property is prospective for volcanogenic massive sulphide zinc-copper-silver-gold deposits and also has potential for mesothermal gold deposits. Several significant massive sulphide prospects have been identified on this large property including the Long Lake Main Zone, the South Limb, the East Zone, and the Lucky Gnome prospects. The project is located within 10 kilometers of the Company's Tulks South Property.

Aldrin – Long Lake Property, Newfoundland

During 2006 Messina completed an airbourne magnetic and electromagnetic survey over the Aldrin-Long Lake Property, which also covered Messina's Long Lake and Costigan Lake properties. A NI43-101 Technical Report commissioned by Aldrin has been provided to Messina and includes the results of the airborne survey. The independent technical report recommended ground follow-up and diamond drilling of various targets including a Phase I budget of $200,000 and a Phase II budget of $500,000 for Aldrin's earn-in phase expenditures. The Phase I exploration has commenced which includes drilling the Long Lake Main Zone massive sulphide zinc-copper-silver-gold mineralization. The Phase II program, including additional drilling of the Main Zone as well as other targets, is anticipated to begin during the summer 2007.

Long Lake Property, Newfoundland

One drill hole has been completed on Messina's Long Lake Property during the period, testing for the regional strike continuation of the Long Lake Main Zone approximately 1 kilometer to the west. The hole did not intersect the targeted horizon or significant mineralization.

Costigan Lake Property, Newfoundland

The Costigan Lake Property is comprised of 112 claims totaling 2,800 hectares, located in central Newfoundland in the gap between the Company's Long Lake and Tulks South Properties in central Newfoundland. The property was acquired in 2003 by staking, and adjoining claims were staked in September 2006.

In September 2006, the Company's prospectors discovered the "Big Kahuna" copper-bearing massive sulphide boulder among others on the property. The Kahuna boulder is estimated to be 460 tonnes in size which is a record within the province for this type of mineralized boulder. Grab samples yielded assays between 0.6% to 3.6% copper. The boulder is rounded and has been glacially transported. The find is significant because the boulder is interpreted to be derived from an undiscovered nearby source of massive sulphide mineralization. The Company completed approximately 25 kilometers of linecut grid late in 2006 covering three geophysical targets which may be sources of the boulder. Application for permits to undertake diamond drilling of up to 8 holes in this area have been submitted to the provincial government. Drilling is expected to commence on the Costigan Lake Property during the summer of 2007.

Skidder Property, Newfoundland

The Skidder Property is located 10 km south of the town of Buchans and 28 km northeast of the Tulks South Property. The property is comprised of 73 claims covering 1,825 hectares acquired by staking in November 2006 as well as an additional 19 claims totaling 475 hectares acquired by option from South Coast Ventures Inc. The property is prospective for Buchans type zinc-lead-copper-gold-silver deposits. Compilation of existing data is complete and has identified a number of high priority target areas. An airbourne geophysical survey has been commissioned and is anticipated to be flown within the next 60 days. 41

kilometers of linecutting over the target area is in progress. Application for permits to undertake diamond drilling of up to 10 holes in this area have been submitted to the provincial government. Drilling is expected to commence on the Skidder Property during the summer of 2007. The Skidder property is within economic truck hauling distance of Boomerang.

Exploration Financing

The following table sets forth the Company's use of proceeds for its recent private placements:

Financings	Proposed Use of Proceeds	Actual Use of Proceeds to March 31, 2007
$700,000 – January 2005	-$200,000 for Property Exploration on Tulks South Property, -$500,000 for working capital	$200,000 on Tulks South
$2,516,490 - February 2005	-$413,500 for Property Exploration on the Company's Newfoundland properties, -$2,102,990 for working capital	$ 413,500 on Tulks South
$4,171,550 – October 2005	-$4,171,550 for Property Exploration on the Company's Newfoundland properties;	$4,171,550 on Newfoundland properties
$5,955,025 – June 2006	-$4,250,000 for Property Exploration on the Company's Newfoundland properties; -$1,705,025 for working capital	$4,250,000 on Newfoundland properties
$175,000 – December 2006	-$175,000 for Property Exploration on the Company's Newfoundland properties	$175,000 on Newfoundland properties

SUMMARY OF QUARTERLY RESULTS

QUARTER ENDING	Mar. 31, 2007	Dec. 31, 2006	Sept 30, 2006	June 30, 2006	Mar. 31, 2006	Dec 31, 2005	Sept 30, 2005	June 30, 2005
	$	$	$	$	$	$	$	$
Loss for the period	(1,924,725)	(53,409)	(88,674)	(43,805)	(107,717)	(42,998)	(417,815)	(274,132)
Loss per share	(0.06)	0.00	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.01)

Messina's loss for the quarter ended March 31, 2007 was $1,924,725, which includes stock-based compensation in the amount of $1,732,500 (2006 – Nil). After adjusting for the stock-based compensation, the loss is $192,225, an increase of $84,508. This increase is largely due to increased costs related to financing.

CAPITAL RESOURCES AND LIQUIDITY

At March 31, 2007, the Company had $2,808,299 in working capital. During the period, the Company completed a private placement, raising gross proceeds of $175,000 and raised an additional $559,250 through the exercise of warrants and options.

In early October 2006, the Company issued 2,528,212 flow-through common shares at a price of $1.65 per share for gross proceeds of $4,171,550. Of this amount, $3,808,200 was a brokered private placement.

In June 2006, the Company issued 2,125,000 flow-through common shares at a price of $2.00 per share and 974,300 non-flow-through units at a price of $1.75 per unit for total gross proceeds of $5,955,025. Each non-flow-through unit consists of one common share and one-half of one share purchase warrant with each whole warrant exercisable into one share at a price of $2.00 for a period of two years.

Messina has sufficient working capital to continue exploration of its central Newfoundland properties at the present reasonable pace of expenditure. However, the Company will require additional funding to sustain its exploration activities and general administration expenses as it may acquire additional properties or increase the level of exploration spending contingent upon positive exploration results.

TRANSACTIONS WITH RELATED PARTIES

During the period ended March 31, 2007, Messina entered into the following transactions with related parties:

a) Paid or accrued corporate administration fees of $10,156 to Susan Tessman, Corporate Secretary of the Company.
b) Paid or accrued management fees of $60,764 to Peter Tallman, President of the Company.
c) Paid or accrued geological consulting fees of $65,726 to a company controlled by Kerry Sparkes, Vice President, Exploration, of the Company, which have been included in deferred exploration costs.
d) Paid or accrued geological consulting fees of $12,153 to Peter Tallman, President of the Company, which have been included in deferred exploration costs.
e) Paid directors and officers fees in the amount of $6,000.

Included in accounts payable is $48,599 owing to directors, officers and/or companies with directors and officers in common.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

RISK FACTORS

Companies involved in the mineral exploration industry are faced with many risk factors. The following selected risk factors are those management views as the most germane to the Company at this stage in the Company's growth. While it is not possible to eliminate all the factors inherent in the mineral exploration business, the Company, through ongoing assessment, strives to mitigate these risks to ensure the protection of its assets.

Exploration and Development Risk
Mineral exploration and development involves a high degree of risk and few properties explored are ultimately developed into producing mines. There is no assurance that any mineral resources identified and defined can be commercially mined. Messina attempts to mitigate these risks by conducting exploration programs and studies using qualified contractors and personnel who will make professional recommendations based upon the findings of these studies.

Risk in Resource/Reserve Calculations and Estimation of Metal Recoveries
There is a degree of uncertainty attributable to the calculation of mineral resources and mineral reserves and corresponding grades. Until ore is actually mined and processed, quantity of mineral resources and mineral reserves and grades must be considered as estimates only. In addition, the quantity of mineral resources or reserves and grades may vary depending upon the prices of the individual commodities contained. Any material change in quantity of mineral resources or reserves, grade, or recovery ratio may affect the economic viability of the Company's projects. In addition, there can be no assurances that recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. The Company attempts to mitigate these risks by conducting resource evaluations and studies using qualified contractors and personnel who will make professional recommendations based upon the findings of these evaluations and studies.

Financing Risk
Messina has limited financial resources and relies upon the issuance of share capital to raise funds. The Company's management is aware that the availability of equity funds at favourable terms is not certain, so the financial requirements of Messina's operations are reviewed at least quarterly to allow for timely changes in capital deployment. The Company has been successful in the past in obtaining financing though the placement of equity, however there can be no assurance that it will obtain adequate financing in the future or that the terms of such financing will be favourable.

Political and Legislative Risk
The Company's properties are located in Canada. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected, to varying degrees, by changes in federal or provincial legislation and regulations and the affects of any changes cannot be accurately predicted. The Company identifies changes and potential changes in environmental legislation, regulations, and 'best practices guidelines' as one source of potential risk in this regard.

Business Cycle Risk
General market conditions and the price of precious and base metals will have an impact on the Company's ability to raise financing in the future to continue the exploration of its properties and further the Company's long term plan. Commodities prices are generally regarded to behave cyclically and are currently at new relative highs with favourable future outlooks, which reflects favourably on the prospects of the Company. There can be no assurance that these conditions will remain, and the Company can be adversely affected by a change in cyclical market direction. Any changes in general market conditions are beyond the control of the Company.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's Chief Executive Officer and Chief Financial Officer (the "Certifying Officers") are responsible for the establishment and maintenance of a system of disclosure controls and procedures. This system is designed to provide reasonable

assurance that information required to be disclosed by the Company under various securities legislation or the rules of regulatory agencies is appropriately reported within the time periods specified.

The Certifying Officers evaluate the system periodically throughout the year. They have concluded that the Company's disclosure controls are effective in providing reasonable assurance that material information relating to the Company is accumulated, reviewed by management and reported within the time periods specified.

The Certifying Officers are also responsible for the establishment of a system of internal controls over financial reporting. This system is designed to provide reasonable assurance regarding the reliability and timeliness of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principals.

Ultimate responsibility for financial reporting rests with the Board of Directors. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and is composed of a majority of independent outside directors. It meets periodically with management and the external auditors to review accounting, auditing and internal control matters and regularly reports its findings and recommendations to the Board of Directors.

OUTSTANDING SHARE DATA

At March 31, 2007, the Company had 33,302,410 common shares outstanding. During the period, the Company closed a private placement of 125,000 flow through units at $1.40 for proceeds of $175,000. The units consist of one flow through share and one non flow through warrant exercisable to purchase one common share at $1.75 for two years.

During the period, 100,000 options were exercised at $0.80, 1,000,000 options exercisable at $1.55 and 500,000 options exercisable at $1.60 expired, and 325,000 options exercisable at $1.51 were cancelled. Subsequent to this cancellation, 2,075,000 options exercisable at $1.51 for a period of five years were granted to directors and officers. Also during the period, 800,000 stock options were granted exercisable at $1.25 for a period of two years and 29,000 options exercisable at $1.54 for a period of three years were granted. Options outstanding at March 31, 2007 are detailed in the table below:

Optionee	Number	Date of Grant	Exercise Price	Expiry Date	Type
Employees	195,000	June 6, 2005	$ 1.60	June 6, 2007	Employee
Kerry Sparkes	50,000	June 6, 2005	$ 1.60	June 6, 2007	Officer
Employees	275,000	January 2,2007	$ 1.25	January 2, 2009	Employee
Kerry Sparkes	150,000	January 2, 2007	$ 1.25	January 2, 2009	Officer
Susan Tessman	100,000	January 2, 2007	$ 1.25	January 2, 2009	Officer
Gary McDonald	100,000	January 2, 2007	$ 1.25	January 2, 2009	Director
Peter Tallman	150,000	January 2, 2007	$ 1.25	January 2, 2009	Director
Janet Matheson	25,000	January 2, 2007	$ 1.25	January 2, 2009	Consultant
David McCue	250,000	Feb. 23, 2007	$ 1.51	Feb. 23, 2012	Director
John Pallot	250,000	Feb. 23, 2007	$ 1.51	Feb. 23, 2012	Director
Gary McDonald	250,000	Feb. 23, 2007	$ 1.51	Feb. 23, 2012	Director
Steven Brunelle	250,000	Feb. 23, 2007	$ 1.51	Feb. 23, 2012	Director
Peter Tallman	425,000	Feb. 23, 2007	$ 1.51	Feb. 23, 2012	Director
Gordon Ulrich	250,000	Feb. 23, 2007	$ 1.51	Feb. 23, 2012	Director
Peter Mordaunt	250,000	Feb. 23, 2007	$ 1.51	Feb. 23, 2012	Director
Kerry Sparkes	150,000	Feb. 23, 2007	$ 1.51	Feb. 23, 2012	Officer
The Richmond Club	29,000	March 16, 2007	$ 1.54	March 16, 1010	Consultant
TOTAL	3,149,000				

During the period ending March 31, 2007, 184,640 warrants exercisable at $1.65, 88,750 warrants exercisable at $1.00, 200,000 warrants exercisable at $1.25, 700,185 warrants exercisable at $1.60 and 131,834 warrants exercisable at 1.75 expired. 348,750 warrants were exercised at $1.00, 75,000 warrants were exercised at $1.60 and 6,000 warrants were exercised at $1.75. Also during the period, 125,000 warrants were issued as part of a private placement that closed on December 29, 2006. Each warrant entitles the holder to purchase one common share at $1.75 for two years. At March 31, 2007 the Company had the following share purchase warrants outstanding:

Number of Warrants	Number of Shares	Exercise Price	Expiry Date
487,150	487,150	$ 2.00	June 1, 2008
243,544	243,544	$ 2.00	June 1, 2008
125,000	125,000	$ 1.75	December 29, 2008
TOTAL 855,694	855,694		

Subsequent to the period end 100,000 warrants were issued pursuant to a property acquisition option, exercisable at $1.65 for a period of three years.

OUTLOOK

The Company is in good financial health and expects to continue upon an aggressive exploration program in the coming year. Drilling began in early January 2007 and exploration is expected to be ongoing throughout the year contingent upon weather or other uncontrollable events. The objective of 2007 exploration is twofold: to continue to do the work necessary to advance the Boomerang resource towards a feasibility study, and to discover and quantify additional resources through exploration.

The fact that Messina has demonstrated the capability to discover and quantify mineral resources on its properties, and the anticipation of base metals prices remaining buoyant, combined suggest that Messina will continue to have access to exploration funds when they are required during 2007.

FORWARD-LOOKING STATEMENTS

All statements in this report that do not directly and exclusively relate to historical facts constitute forward-looking statements. These statements represent the Company's intentions, plans, expectations and beliefs and are subject to risks, uncertainties and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

Additional information on Messina Minerals Inc. can be found by visiting the Company's website at www.messinaminerals.com and by viewing regulatory filings on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

SECOND QUARTER OPERATING EXPENSES

	3 months ended March 31, 2007	3 months ended March 31, 2006
EXPENSES		
Amortization	$ 648	$ 1,585
Corporate and administration fees	5,288	5,120
Interest on capital leases	346	-
Management and financial consulting	53,873	31,055
Office and miscellaneous	19,335	28,852
Professional fees	18,813	9,034
Promotion and advertising	64,988	19,145
Regulatory and transfer fees	24,303	14,704
Rent	4,801	2,865
Travel and related costs	14,274	24,731
Administrative costs	206,669	137,091
Part XII.6 tax	33,187	1,809
Stock-based compensation	1,732,500	-
Loss before other items	$ 1,972,356	$ 138,900

SECOND QUARTER DEFERRED EXPLORATION EXPENDITURES

THREE MONTHS ENDED MARCH 31 2007

	Mishi Gold & Pukaskwa Properties	Tulks South Property	Costigan Lake Property	Long Lake Property	Victoria Mine Property	Bobby's Pond Property	Skidder Property	Total March 31 2007
Acquisition costs								
Balance, beginning of period	$ 1	$ 101,313	$ 1,120	$ 57,000	$ 360	$ 70	$ 730	$ 160,594
Additions during the period:								
Staking and recording fees	-	-	-	80	-	-	-	80
	-	-	-	80	-	-	-	80
Balance, end of period	1	101,313	1,120	57,080	360	70	730	160,674
Deferred exploration costs								
Balance, beginning of period	(9,576)	10,007,499	61,473	377,523	1,682	2,099	2,000	10,442,700
Additions during the period:								
Assays, testing and analysis	-	28,197	-	-	153	-	-	28,350
Camp construction and supplies	-	66,239	213	6,775	424	425	-	74,076
Diamond drilling	-	1,105,129	-	68,653	-	-	-	1,173,782
Equipment rental	-	2,251	8	43	18	17	-	2,337
Geology, geophysics and prospecting	-	436,609	7,282	6,823	87	138	6,866	457,805
Labour	-	28,398	-	-	-	-	-	28,398
Lease rental and claim maintenance	2,202	160	-	-	-	-	-	2,362
Surveying	-	(28,014)	-	-	-	-	-	(28,014)
Transportation and travel	-	9,359	-	-	-	-	-	9,359
	2,202	1,648,328	7,503	82,294	682	580	6,866	1,748,455
Balance, end of period	(7,374)	11,655,827	68,976	459,817	2,364	2,679	8,866	12,191,155
Recovery of costs	-	-	-	(73,311)	-	-	-	(73,311)
Total, end of period	$ (7,373)	$ 11,757,140	$ 70,096	$ 443,586	$ 2,724	$ 2,749	$ 9,596	$ 12,278,518

SECOND QUARTER DEFERRED EXPLORATION EXPENDITURES cont'd

THREE MONTHS ENDED MARCH 31 2006

	Mishi Gold & Pukaskwa Property	Tulks South Property	Eagle Property	Costigan Lake Property	Long Lake Property	Lloyd's River Property	Total March 31 2006
Acquisition costs							
Balance, beginning of period, being balance at end of period	$ 1	$ 100,313	$ 1,000	$ 500	$ 57,000	$ -	$ 158,814
Deferred exploration costs							
Balance, beginning of period	11,252	4,380,973	22,844	25,556	253,197	-	4,693,822
Additions during the period:							
Assays, testing and analysis	-	10,866	-	-	-	-	10,866
Camp construction and supplies	-	31,372	-	200	2,949	-	34,521
Diamond drilling	-	312,879	-	-	-	-	312,879
Equipment rental	-	83,190	-	2	832	-	84,024
Geology, geophysics and prospecting	-	257,166	-	169	8,547	-	265,882
Labour	-	20,316	-	-	21,600	-	41,916
Staking, recording and lease rental	-	2,470	-	-	-	-	2,470
Surveying	-	32,400	11,952	6,048	40,000	-	90,400
Transportation and travel	-	1,415	-	-	-	-	1,415
	-	752,074	11,952	6,419	73,928	-	844,373
Written off during the period	-	-	-	-	-	-	-
Balance, end of period	11,252	5,133,047	34,796	31,975	327,125	-	5,538,195
Total, end of period	$ 11,253	$ 5,233,360	$ 35,796	$ 32,475	$384,125	$ -	$ 5,697,009

SCHEDULE OF SHARE CAPITAL

	As of the date of this Management Discussion and Analysis
Common Shares outstanding	33,327,410
Options outstanding	3,149,000
Warrants outstanding	955,694
Fully diluted share capital	37,432,104

MESSINA MINERALS INC.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

"Peter Tallman"
President and C.E.O.

MESSINA MINERALS INC.
BALANCE SHEETS
Unaudited
Prepared by Management

		March 31 2007		September 30 2006
ASSETS				
Current				
Cash and equivalents	$	1,684,296	$	2,775,282
Term deposit		2,022,000		3,151,000
Receivables		226,019		498,207
Prepaid expenses and deposits		23,797		32,350
		3,956,112		6,456,839
Building and equipment (Note 3)		127,105		132,948
Equipment under capital leases (Note 4)		63,717		74,962
Mineral properties and deferred exploration costs (Note 5)		12,278,518		9,238,035
Marketable securities (Note 6)		43,875		45,375
	$	16,469,327	$	15,948,159
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	994,916	$	1,090,121
Exploration advances (Note 5)		126,689		-
Current portion of capital lease obligations		26,208		25,850
		1,147,813		1,115,971
Long-term				
Obligations under capital leases (Note 7)		38,417		51,612
Future income tax liability		699,000		699,000
		1,885,230		1,866,583
Shareholders' equity				
Capital stock (Note 9)		23,655,657		22,873,216
Contributed surplus (Note 9)		3,790,735		2,089,896
Deficit		(12,862,295)		(10,881,536)
		14,584,097		14,081,576
	$	16,469,327	$	15,948,159

Nature and continuance of operations (Note 1)
Subsequent event (Note 13)

On behalf of the Board:

"Peter Tallman" Director

"Gary McDonald" Director

The accompanying notes are an integral part of these financial statements.

MESSINA MINERALS INC.
STATEMENTS OF OPERATION AND DEFICIT
Unaudited
Prepared by Management

	Three months ended March 31		Six months ended March 31	
	2007	**2006**	**2007**	**2006**
EXPENSES				
Amortization	$ 648	$ 1,585	$ 1,296	$ 3,170
Corporate and administration fees	5,288	5,120	10,284	10,394
Interest on capital leases	346	-	735	-
Management and financial consulting	53,873	31,055	84,179	55,361
Office and miscellaneous	19,335	28,852	33,225	43,919
Part XII.6 tax	33,187	1,809	33,187	16,583
Professional fees	18,813	9,034	36,350	1,809
Promotion and advertising	64,988	19,145	81,336	30,100
Regulatory and transfer fees	24,303	14,704	30,008	17,959
Rent	4,801	2,865	8,089	5,730
Stock-based compensation	1,732,500	-	1,732,500	-
Travel and related costs	14,274	24,731	26,545	28,363
Loss before other items	(1,972,356)	(138,900)	(2,077,734)	(213,388)
OTHER ITEMS				
Interest income	36,381	31,183	98,475	66,200
Unrealized gain on marketable securities (Note 6)	11,250	-	1,125	-
Write-off of mineral properties and deferred exploration costs (Note 5)	-	-	-	(3,527)
	47,631	31,183	99,600	62,673
Loss for the period	(1,924,725)	(107,717)	(1,978,134)	(150,715)
Deficit, beginning of period	(10,937,570)	(11,684,340)	(10,881,536)	(11,641,342)
Fair value adjustment on marketable securities (Note 2)	-	-	(2,625)	-
	(10,937,570)	(11,684,340)	(10,884,161)	(11,641,342)
Deficit, end of period	$(12,862,295)	$ (11,792,057)	$ (12,862,295)	$ (11,792,057)
Basic and diluted earnings (loss) per common share	$ (0.06)	$ (0.00)	$ (0.06)	$ (0.01)
Weighted average number of common shares outstanding during the period	33,024,633	29,480,860	32,958,356	29,166,941

The accompanying notes are an integral part of these financial statements.

MESSINA MINERALS INC.

STATEMENTS OF CASH FLOWS

Unaudited

Prepared by Management

	Three months ended March 31 2007	Three months ended March 31 2006	Six months ended March 31 2007	Six months ended March 31 2006
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) for the period	$ (1,924,725)	$ (107,717)	$ (1,978,134)	$ (150,715)
Items not affecting cash:				
Amortization	648	1,585	1,296	3,170
Promotion and advertising options issued	16,530	-	16,530	-
Stock-based compensation	1,732,500	-	1,732,500	-
Unrealized loss on marketable securities	(11,250)	-	(1,125)	-
Write-off of mineral properties and deferred exploration costs	-	-	-	3,527
Changes in non-cash working capital items:				
Decrease (increase) in receivables	8,888	261,396	272,188	62,168
Decrease in prepaid expenses and deposits	5,868	40,249	8,553	42,610
Increase(decrease) in accounts payable and accrued liabilities	23,689	(6,499)	26,795	(43,504)
Net cash used in operating activities	(147,852)	189,014	78,603	(82,744)
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of building and equipment	(7,643)	-	(7,643)	(1,898)
Term deposits	(92,000)	730,000	1,129,000	(1,801,000)
Mineral properties and deferred exploration costs	(851,375)	(958,420)	(3,392,626)	(2,372,630)
Exploration advances	126,689	(17,736)	126,689	(17,736)
Mineral properties and deferred exploration recoveries	73,311	-	253,578	-
Proceeds from sale of long-term investment	-	43,668	-	-
Net cash used in investing activities	(751,018)	(202,488)	(1,891,002)	(4,193,264)
CASH FLOWS FROM FINANCING ACTIVITIES				
Shares issued for cash	346,750	-	734,250	4,645,850
Share issue costs	-	-	-	(352,813)
Repayment of capital lease obligations	(6,441)	-	(12,837)	-
Net cash provided by financing activities	340,309	-	721,413	4,293,037
Increase in cash during the period	(558,561)	(13,474)	(1,090,986)	17,029
Cash, beginning of period	2,242,857	580,808	2,775,282	550,305
Cash, end of period	$ 1,684,296	$ 567,334	$ 1,684,296	$ 567,334
Cash paid during the period for:				
Interest expense	$ 346		$ 735	$ -
Income taxes			-	-

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Messina Minerals Inc. ("the Company") was incorporated under the laws of British Columbia and its principal business activities include acquiring and exploring mineral properties.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

		March 31 2007	September 30 2006
Working capital (deficiency)	$	2,808,299	$ 5,340,868
Deficit	$	(12,862,295)	$ (10,881,536)

2. BASIS OF PRESENTATION

These unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year or preceding period. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's audited financial statements as at and for the year ended September 30, 2006. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain comparative figures have been reclassified to conform with the current period's presentation.

2. **BASIS OF PRESENTATION** (cont'd)

Changes in accounting policies

Effective October 1, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measures in the balance sheet either at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

As a result of the adoption of these new standards, the Company has classified its marketable securities as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accrued liabilities and obligations under capital lease are classified as other liabilities, which are measured at amortized cost.

As a result of the application of Section 3855, the Company's deficit position as at October 1, 2006 was increased by $2,625 to reflect the opening fair value of marketable securities.

3. BUILDING AND EQUIPMENT

	March 31, 2007			September 30, 2006		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 31,989	$ 10,473	$ 21,516	$ 24,346	$ 6,987	$ 17,359
Equipment	19,162	7,173	11,989	19,162	5,057	14,105
Vehicles	52,984	14,703	38,281	52,984	7,948	45,036
Building	60,000	4,681	55,319	60,000	3,552	56,448
	$ 164,135	$ 37,030	$ 127,105	$ 156,492	$ 23,544	$ 132,948

4. EQUIPMENT UNDER CAPITAL LEASES

	March 31 2007	September 30 2006
Equipment (cost)	$ 88,190	$ 88,190
Accumulated amortization	(24,473)	(13,228)
	$ 63,717	$ 74,962

During the year ended September 30, 2006, the Company acquired vehicles through capital leases. This equipment is amortized on a declining balance basis at a rate of 30% per annum. During the period ended March 31, 2007, amortization in the amount of $11,245 (2006 - Nil) was charged to deferred exploration costs.

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

	Mishi Gold & Pukaskwa Properties	Tulks South Property	Costigan Lake Property	Long Lake Property	Victoria Mine Property	Bobby's Pond Property	Skidder Property	Total 6 months ended March 31 2007
Acquisition costs								
Balance, beginning of period	$ 1	$ 101,313	$ 1,120	$ 57,000	$ 360	$ 70	$ -	$ 159,864
Additions during the period:								
Staking and recording fees	-	-	-	80	-	-	730	810
	-	-	-	80	-	-	730	810
Balance, end of period	1	101,313	1,120	57,080	360	70	730	160,674
Deferred exploration costs								
Balance, beginning of period	(10,066)	8,673,481	34,619	376,991	1,438	1,708	-	9,078,171
Additions during the period:								
Assays, testing and analysis	-	66,778	-	-	153	-	-	66,931
Camp construction and supplies	-	153,922	980	6,775	589	676	-	162,942
Diamond drilling	-	2,030,020	-	69,167	-	-	-	2,099,187
Equipment rental	-	10,666	203	43	18	18	-	10,948
Geology, geophysics and prospecting	-	860,193	33,174	6,841	166	277	8,866	909,517
Labour	-	28,398	-	-	-	-	-	28,398
Lease rental and claim maintenance	2,692	160	-	-	-	-	-	2,852
Surveying	-	-	-	-	-	-	-	-
Transportation and travel	-	12,476	-	-	-	-	-	12,476
	2,692	3,162,613	34,357	82,826	926	971	8,866	3,293,251
Balance, end of period	(7,374)	11,836,094	68,976	459,817	2,364	2,679	8,866	12,371,422
Recovery of costs	-	(180,267)	-	(73,311)	-	-	-	(253,578)
Total, end of period	$ (7,373)	$ 11,757,140	$ 70,096	$ 443,586	$ 2,724	$ 2,749	$ 9,596	$ 12,278,518

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

	Mishi Gold & Pukaskwa Property	Tulks South Property	Costigan Lake Property	Long Lake Property	Victoria Mine Property	Bobby's Pond Property	Lloyd's River Property	Total FYE September 30 2006
Acquisition costs								
Balance, beginning of year	$ 1	$ 101,313	$ 500	$ 57,000	$ -	$ -	$ -	$ 158,814
Additions during the year:								
Staking and recording fees	-	-	620	-	360	70	-	1,050
	-	-	620	-	360	70	-	1,050
Balance, end of year	1	101,313	1,120	57,000	360	70	-	159,864
Deferred exploration costs								
Balance, beginning of year	11,252	3,001,906	20,288	137,679	-	-	-	3,171,125
Additions during the year:								
Assays, testing and analysis	-	79,965	1,283	5,432	137	407	-	87,224
Camp construction and supplies	-	376,939	3,452	14,426	501	501	224	396,043
Diamond drilling	-	3,342,475	-	77,731	-	-	-	3,420,206
Equipment rental	-	210,327	111	13,875	9	9	211	224,542
Geology, geophysics and prospecting	-	1,653,301	3,437	197,119	791	791	3,092	1,858,531
Labour	-	19,808	-	-	-	-	-	19,808
Lease rental and claim maintenance	3,182	2,386	-	-	-	-	-	5,568
Surveying	-	52,752	6,048	21,600	-	-	-	80,400
Transportation and travel	-	33,622	-	9,938	-	-	-	43,560
	3,182	5,771,575	14,331	340,121	1,438	1,708	3,527	6,135,882
Balance, end of year	14,434	8,773,481	34,619	477,800	1,438	1,708	3,527	9,307,007
Recovery of costs	(24,500)	(100,000)	-	(100,809)	-	-	-	(225,309)
Written off during the year	-	-	-	-	-	-	(3,527)	(3,527)
Total, end of year	$ (10,065)	$ 8,774,794	$ 35,739	$ 433,991	$ 1,798	$ 1,778	$ -	$ 9,238,035

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

Mishi Gold Property, Ontario
The Company holds certain exploration claims and mining leases in the Mishi Gold property in Ontario. During 1998, the Company sold a portion of its interest in the property. The Company will receive a royalty on ore milled and mined in excess of 700,000 tonnes at $0.80 per tonne for ore from open pit mining and $1.20 per tonne for ore from underground mining. In prior years, the Company wrote down mineral property and deferred exploration costs to a nominal value.

Pukaskwa claims, Ontario
The Company holds a 100% interest in certain mineral claims in the Sault Ste. Marie Mining division, Ontario. A portion of the claims are subject to a 2% net smelter returns royalty ("NSR"). In prior years, the Company wrote-down mineral property and deferred exploration costs to a nominal value. During the year ended September 30, 2004, the Company entered into an option agreement with Windarra Minerals Ltd. ("Windarra"), a company related by way of common directors, regarding these claims whereby Windarra has the right to acquire a 100% interest in the claims by issuing to the Company 50,000 common shares upon acceptance (issued, valued at $4,750) and a further 300,000 common shares over a period of 30 months from the date of acceptance (175,000 issued, valued at $40,625). Windarra must maintain the claims in good standing during the option period, and, if applicable, for a period of 12 months from the date Windarra elects to terminate its option under the agreement.

Tulks South Property, Newfoundland
The Company entered into an assignment agreement with Windarra whereby the Company has the right to earn a 100% interest in the Tulks South massive sulphide property in Newfoundland. During the period ended September 30, 2006, all requirements were satisfied and the Company has exercised this option. The Company granted Windarra a 2% NSR on the Company's share of proceeds from production from the Property (the "Windarra Royalty"). The Company has the right to buy back the Windarra Royalty from Windarra at any time prior to commercial production for $2,000,000.

To earn its 100% interest, the Company was required to incur $1,374,385, prior to any government grants, in exploration expenditures by July 15, 2006 (incurred) and issue 100,000 common shares over 3 years to a company with a common director (issued at a value of $67,250). The underlying interest holder is Falconbridge Limited ("Falconbridge"), formerly Noranda Inc. Falconbridge has the right to back in for a 50% interest at a price equal to 1.5 times the gross exploration expenditures incurred on the specific mining block. If Falconbridge does not exercise its back in rights, it will receive a 2% NSR.

Upon completion of a positive feasibility study, an additional 16,667 common shares of the Company will be issued to a company with a common director and the property will be subject to a 0.5% NSR from the Company's share of the proceeds from production of the property.

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

Eagle Property

The Company acquired the Eagle property by staking. The costs of developing the Eagle Property are included with Tulks South for the year ended September 30, 2006.

Costigan Lake Property, Newfoundland

The Company acquired the Costigan Lake property by staking.

Long Lake Property, Newfoundland

The Company has an option to earn a 100% interest in certain mineral claims comprising the Long Lake property. To earn its interest, the Company is required to incur $1,293,871 in exploration expenditures by December 31, 2007. At December 31, 2006, $815,539 (September 30, 2006 - $816,071) remained to be spent. The optionee retains the right to back in (the "Back-in Right") for a 50% interest in the property or portions thereof under certain circumstances, or be paid a 2% NSR.

Messina has entered into an option agreement with Aldrin Resource Corp. (Aldrin) whereby Aldrin can earn an undivided 50% interest in Messina's interest in the a certain portion of the property. To earn this interest, Aldrin must meet the following requirements:

a) incur $100,000 in exploration expenditures before June 30, 2006 (completed);
b) make exploration advances of $200,000 before January 15, 2007 (advanced); a further $200,000 before May 15, 2007; and a further $300,000 before October 15, 2007;
c) pay Messina $600,000 by December 31, 2007;
d) upon obtaining listing on the TSX Venture Exchange, pay Messina $30,000 and issue Messina a total of 750,000 shares.

Skidder Property, Newfoundland

The property was acquired by staking in November 2006. A total of $14,600 is required to be spent on this licence to keep it in good standing through 2007. Compilation of existing data is underway, which will guide a 2007 exploration program.

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

Skidder Property Option, Newfoundland

Messina Minerals Inc. has acquired the option to earn a 100% interest in the Skidder zinc-copper massive sulphide property located in central Newfoundland, Canada from South Coast Ventures Inc. ("South Coast") of St. John's, Newfoundland. South Coast's Skidder Property is comprised of four mineral licenses encompassing 19 claims totaling 456 hectares in area and is entirely surrounded by Messina's wholly owned Skidder Property comprised of 1,825 hectares acquired by staking in November 2006. In order to acquire this interest, the Company will pay $20,000 and issue 25,000 common shares within 5 days of regulatory approval and issue 500,000 non-transferable share purchase warrants over three years. The Company must also incur exploration expenses of not less that $1,250,000 within 4 years of regulatory approval.

6. MARKETABLE SECURITIES

At March 31, 2007 and September 30, 2006, marketable securities consist of 225,000 shares of Windarra. These shares were received at a value of $45,375 as part of an option agreement on the Pukaskwa property (Note 4) and are recorded on the March 31, 2007 balance sheet at market price as published in the TSX daily market summary (September 30, 2006 balance sheet – shown at cost of $45,375). See Note 2 – Changes in Accounting Policy.

At September 30, 2006, the market value of these shares was $42,750. The unrealized loss in the amount of $2,625 was recorded as an adjustment to the opening deficit for the period ended December 31, 2006.

7. OBLIGATIONS UNDER CAPITAL LEASES

During the year ended September 30, 2006, the Company acquired vehicles through capital leases. The following is a schedule of future minimum lease payments required under these leases in the years ending March

2008	$ 27,142
2009	24,147
2010	14,463
Total minimum lease payments	65,753
Amount representing interest	(1,128)
Balance of the obligation	$ 64,625

8. RELATED PARTY TRANSACTIONS

Messina entered into the following transactions with related parties:

1. Paid or accrued corporate administration fees of $10,156 (2006 - $9,780) to an officer of the Company.
2. Paid or accrued management fees of $60,764 (2006 - $48,611) to a director and officer of the Company.
3. Paid or accrued geological consulting and equipment rental fees of $65,726 (2006 – $74,638) to a company controlled by an officer of the Company.
4. Paid or accrued geological consulting fees and equipment rental fees of $12,153 (2006 - $54,356) to a director and officer of the Company and companies controlled by this director and officer, which have been included in deferred exploration costs.
5. Paid or accrued legal fees of $Nil (2006 – $34,805) to a company controlled by a director of the Company.
6. Paid directors and officers fees in the amount of $6,000 (2005 – $9,000).

Included in accounts payable is $48,599 (September 30, 2006 - $14,814) owing to directors, officers and/ or companies with directors and officers in common.

Pursuant to the Tulks South Property acquisition agreement, (Note 4) Messina has an obligation to issue shares to Tulks Resources Ltd. ("Tulks") for property option payments. A director of Tulks is also a director and officer of the Company.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. CAPITAL STOCK

	Number of Shares	Share Amount	Contributed Surplus
Authorized			
Unlimited common voting shares, without par value			
Issued			
Balance as at September 30, 2005	24,554,398	$ 14,992,232	$ 1,906,131
Issued for cash	8,093,262	10,621,500	-
Offering costs	-	(814,751)	-
Fair value of agents' and finders' warrants	-	(183,765)	183,765
Tax benefits renounced to flow-through share subscribers	-	(1,742,000)	-
Balance as at September 30, 2006	32,647,660	22,873,216	2,089,896
Issued for cash	654,750	734,250	-
Fair value of stock options granted			1,749,030
Transfer fair value of options exercised	-	48,191	(48,191)
Balance as at March 31, 2007	33,302,410	$ 23,655,657	$ 3,790,735

During the period ended March 31, 2007, the Company completed a private placement for 125,000 flow-through units at a price of $1.40 for total proceeds of $175,000. Each unit consists of one flow-through common share and one non flow-through warrant, with each warrant exercisable into one common share at $1.75 for two years. Also, during the period, 529,750 shares were issued on exercise of share purchase options and warrants for total proceeds of $559,250.

During the year ended September 30, 2006, the Company completed private placements as follows:

- June 1, 2006 - issued 2,125,000 flow-through common shares at a price of $2.00 per share and 974,300 non-flow-through units at a price of $1.75 per unit for total proceeds of $5,955,025. Each non-flow-through unit consists of one common share and one-half of one share purchase warrant with each whole warrant exercisable into one share at a price of $2.00 for a period of two years. The Company paid finders' cash commissions of $409,852 and issued 243,544 finders' warrants valued at $79,427 pursuant to a finders' fee agreement. The finders' warrants entitle the holder to purchase one common share for a period of two years at an exercise price of $2.00 per unit.

9. **CAPITAL STOCK** (cont'd)

- October 5, 2005 - issued 2,528,212 flow through common shares at a price of $1.65 per share for proceeds of $4,171,550. Of this amount, $3,808,200 is a brokered private placement with the agents receiving a commission in the amount of $294,546 and 184,640 non-transferable agents' warrants valued at $104,338. The agents' warrants entitle the holder to purchase one common share for a period of one year at an exercise price of $1.65 per unit.

Warrants

		Number of of Warrants	Weighted Average Exercise Price	Expiry Date
Balance, September 30, 2005	$	4,016,269	0.66	
Warrants issued				
Brokers' warrants		184,640	1.65	October 6, 2006
Private Placement		487,150	2.00	June 1, 2008
Finders' warrants		243,544	2.00	June 1, 2008
Warrants exercised		(2,465,750)	0.20	
Balance, September 30, 2006		2,465,853	1.60	
Warrants issued				
Private Placement		125,000	1.75	December 29, 2008
Warrants expired		(1,305,409)	1.53	
Warrants exercised		(429,750)	1.12	
Balance, March 31, 2007	$	855,694	1.96	

9. CAPITAL STOCK (cont'd)

The following warrants were outstanding at March 31, 2007:

Number of Warrants	Exercise Price	Expiry Date
487,150	2.00	June 1, 2008
243,544	2.00	June 2, 2008
125,000	1.75	December 29, 2008
855,694		

As part of the private placement in June 2006, the Company issued 487,150 warrants and 243,544 finders' warrants. In January 2006, 916,719 share purchase warrants expiring February 16, 2006 were extended to an expiry date of February 16, 2007. These warrants expired during the current period.

The fair value of the purchase warrants issued during the year ended September 30, 2006 was estimated using the Black-Scholes option pricing model based on the following assumptions:

	2006
Risk-free interest rate:	3.3 – 4.2%
Expected life:	1 – 2 years
Dividend rate:	0%
Volatility:	75 – 110%

9. CAPITAL STOCK (cont'd)

Stock options

The Company has a stock option plan that grants options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. These options vest immediately with the individual. On termination of the optionee's relationship with the Company, the expiry date is adjusted to 90 days after the date of such termination. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

During the period ended March 31, 2007, the Company issued 29,000 stock options as part of a one year agreement with an investor relations group. These options are exercisable at $1.54 for a period of one year. The options vested 25% upon granting and will vest 25% every four months during the one year period.

The following stock options were outstanding and exercisable at March 31, 2007:

Number Of Shares	Exercise Price	Expiry Date
245,000	$ 1.60	June 6, 2007
800,000	$ 1.25	January 29, 2009
2,075,000	$ 1.51	February 23, 2012
29,000	$ 1.54	March 16, 2010

Stock option transactions for the period are summarized as follows:

	Number of of Options	Weighted Average Exercise Price
Balance, September 30, 2005 and September 30, 2006	2,170,000	1.53
Options exercised	(100,000)	1.00
Options expired	(1,825,000)	1.56
Options issued	2,904,000	1.44
Balance, March 31, 2007	3,149,000	1.45
Number of options currently exercisable	3,149,000	1.45

9. CAPITAL STOCK (cont'd)

Stock-based compensation

The Company uses the fair value-based methodology for measuring compensation costs of granting stock options. During the period ended March 31, 2007, 2,904,000 (September 30, 2006 – Nil) stock options were granted with a weighted average fair value of $0.60. The fair value of the 2,904,000 stock options granted was estimated at $1,749,030 using the Black-Scholes option pricing model based on the following assumptions:

2007	
Risk-free interest rate:	3.91 – 4.03%
Expected life:	2 – 5 years
Dividend rate:	0%
Volatility:	50%

10. SEGMENTED INFORMATION

Messina conducts substantially all of its operations in Canada in one business segment being the acquisition and exploration of mineral properties.

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the period ended March 31, 2007, the Company had the following significant non-cash transactions:

a) incurred accounts payable for deferred exploration costs of $907,102;
b) recorded $23,435 as amortization included in deferred exploration costs;
c) reduced marketable securities by $2,625 with a corresponding increase in the deficit by the same amount (See Note 2.)

12. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, term deposits, receivables, marketable securities, accounts payable and accrued liabilities and capital lease obligations. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

13. SUBSEQUENT EVENT

Subsequent to the period end, the Company issued 100,000 warrants pursuant to a property acquisition option, exercisable into one common share at $1.65 for a period of three years. (See Note 5.)

Form 52-109F2 – Certification of Interim Filings

I, Peter Tallman, President and CEO of Messina Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is identified in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of Messina Minerals Inc., (the issuer) for the period ending March 31, 2007.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

May 29, 2007

"Peter Tallman"

Peter Tallman
President and CEO

Form 52-109F2 – Certification of Interim Filings

I, Gary McDonald, CFO of Messina Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is identified in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of Messina Minerals Inc., (the issuer) for the period ending March 31, 2007.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

    b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

May 29, 2007

"Gary McDonald"

Gary McDonald
CFO

CORPORATE DATA

MAY, 2007

HEAD OFFICE

2300 - 1066 West Hastings St.
Vancouver, BC V6E 3X2
Tel: (604) 688-1508
Fax: (604) 601-8253
Email: peter@messinaminerals.com
Website: www.messinaminerals.com

REGISTERED OFFICE & SOLICITOR

Jeffrey T.K. Fraser Law Corporation
1550-1185 West Georgia Street
Vancouver, B.C.
V6E 4E6

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

Peter Tallman, President/Director
Gary McDonald, Chief Financial Officer/Director
Kerry Sparkes, Vice President, Exploration
Susan Tessman, Corporate Secretary
Steven Brunelle, Director
David McCue, Director
Peter Mordaunt, Director
John Pallot, Director
Gordon Ulrich, Director

INVESTOR CONTACTS

Peter Tallman
Tel: (604) 688-1508
Fax: (604) 601-8253

CAPITALIZATION

Authorized:	Unlimited
Issued:	33,327,410
Options:	3,149,000
Warrants:	955,694
Fully diluted:	37,432,104

LISTING

TSX Venture Exchange
Trading Symbol: MMI
Cusip No.: 590815 10 6
S.E.C. 12g3-2(b) Exemption: 82-2682

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. Reporting Issuer
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. Date of Material Change

May 29, 2007

Item 3. Press Release

Messina Minerals Inc. (the "Issuer") issued a press release on May 29, 2007 through the facilities of CCN Matthews via Canadian Timely Disclosure network.

Item 4. Summary of Material Change

See attached news release.

Item 5. Full Description of Material Change

See attached news release.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7. Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. Senior Officers

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 29th day of May, 2007

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

2005venture50 TSX venture exchange

PRESS RELEASE

May 29, 2007

Messina Minerals ("MMI") Infill Intersects Boomerang: 11.93 meters of 8.7% Zinc, 8.1% Lead, 1.0% Copper, 248 g/t Silver, 6.1 g/t Gold

Messina Minerals Inc. has completed three new infill holes at the Boomerang zinc-lead-copper-gold-silver massive sulphide deposit that all continue to indicate excellent continuity of thickness and high base metal enrichment. Two of the three holes exceeded expectations in terms of thickness of mineralization.

GA07-233 intersected an 11.93 meter (9.5m true thickness) interval of 8.7% zinc, 8.1% lead, 1.0% copper, 248 g/t silver, and 6.1 g/t gold, within a broader 20.6 meter interval (16.5 meter true thickness) of 5.6% zinc, 5.2% lead, 0.6% copper, 163 g/t silver, and 3.9 g/t gold. GA07-233 intersected greater than expected thickness of mineralization compared to GA05-52 (7.9 meters) 25 meters to the west and GA05-41 (20.05 meters) 25 meters to the east.

GA07-234 intersected expected grade and thickness of mineralization compared to GA06-134 (25 meters west) and GA05-62 (25 meters east).

GA07-235 intersected a 5.17 meter (4.1m true thickness) interval of 13.1% zinc, 7.9% lead, 0.7% copper, 259 g/t silver, and 4.8 g/t gold, within a broader 20.75 meter interval (16.6 meter true thickness) of 6.3% zinc, 3.4% lead, 0.4% copper, 121 g/t silver, and 2.2 g/t gold. GA07-235 intersected greater than expected thickness of mineralization compared to GA05-88 (9.52 meters) 15 meters above and to the west and GA05-79 (14.0 meters) 15 meters to the east.

Assay results are tabulated below.

Hole ID	Section	Elevation (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
GA07-233	3175E	1160	271.00	291.60	20.60	16.5	0.6	5.2	5.6	163	3.9
including			278.67	290.60	11.93	9.5	1.0	8.1	8.7	248	6.1
GA07-234	3325E	1200	240.30	246.55	6.25	5.0	0.7	2.3	10.2	81	0.9
GA07-235	3075E	1140	284.60	305.35	20.75	16.6	0.4	3.4	6.3	121	2.2
including			290.08	295.25	5.17	4.1	0.7	7.9	13.1	259	4.8

The three drills currently available to Messina are working testing 'gaps' in the drill spacing at Boomerang intended to increase confidence in the continuity and grade of the deposit. The infill drill program will continue until June 3rd at the latest and data from this program will be incorporated into an independent mineral resource estimate provided by Snowden Mining Industry Consultants inc. ("Snowden") anticipated to be available later in June 2007.

Messina is drilling zinc-lead-copper-silver-gold enriched massive sulphides at and adjacent to the Boomerang massive sulphide mineral resource, within the Company's Tulks South Property located in central Newfoundland, Canada. The Tulks South Property represents a portion of the 327 square kilometer area of Messina's central Newfoundland mineral land holdings. The region is historically known as prospective for zinc-rich deposits and home to the formerly producing world-class base metal deposits at Buchans and currently home to a producing zinc-copper mine at Duck Pond.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) including the use of duplicates and standards for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

May 29, 2007

Messina Minerals ("MMI") Infill Intersects Boomerang: 11.93 meters of 8.7% Zinc, 8.1% Lead, 1.0% Copper, 248 g/t Silver, 6.1 g/t Gold

Messina Minerals Inc. has completed three new infill holes at the Boomerang zinc-lead-copper-gold-silver massive sulphide deposit that all continue to indicate excellent continuity of thickness and high base metal enrichment. Two of the three holes exceeded expectations in terms of thickness of mineralization.

GA07-233 intersected an 11.93 meter (9.5m true thickness) interval of 8.7% zinc, 8.1% lead, 1.0% copper, 248 g/t silver, and 6.1 g/t gold, within a broader 20.6 meter interval (16.5 meter true thickness) of 5.6% zinc, 5.2% lead, 0.6% copper, 163 g/t silver, and 3.9 g/t gold. GA07-233 intersected greater than expected thickness of mineralization compared to GA05-52 (7.9 meters) 25 meters to the west and GA05-41 (20.05 meters) 25 meters to the east.

GA07-234 intersected expected grade and thickness of mineralization compared to GA06-134 (25 meters west) and GA05-62 (25 meters east).

GA07-235 intersected a 5.17 meter (4.1m true thickness) interval of 13.1% zinc, 7.9% lead, 0.7% copper, 259 g/t silver, and 4.8 g/t gold, within a broader 20.75 meter interval (16.6 meter true thickness) of 6.3% zinc, 3.4% lead, 0.4% copper, 121 g/t silver, and 2.2 g/t gold. GA07-235 intersected greater than expected thickness of mineralization compared to GA05-88 (9.52 meters) 15 meters above and to the west and GA05-79 (14.0 meters) 15 meters to the east.

Assay results are tabulated below.

Hole ID	Section	Elevation (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
GA07-233	3175E	1160	271.00	291.60	20.60	16.5	0.6	5.2	5.6	163	3.9
including			278.67	290.60	11.93	9.5	1.0	8.1	8.7	248	6.1
GA07-234	3325E	1200	240.30	246.55	6.25	5.0	0.7	2.3	10.2	81	0.9
GA07-235	3075E	1140	284.60	305.35	20.75	16.6	0.4	3.4	6.3	121	2.2
including			290.08	295.25	5.17	4.1	0.7	7.9	13.1	259	4.8

The three drills currently available to Messina are working testing 'gaps' in the drill spacing at Boomerang intended to increase confidence in the continuity and grade of the deposit. The infill drill program will continue until June 3rd at the latest and data from this program will be incorporated into an independent mineral resource estimate provided by Snowden

Mining Industry Consultants inc. ("Snowden") anticipated to be available later in June 2007.

Messina is drilling zinc-lead-copper-silver-gold enriched massive sulphides at and adjacent to the Boomerang massive sulphide mineral resource, within the Company's Tulks South Property located in central Newfoundland, Canada. The Tulks South Property represents a portion of the 327 square kilometer area of Messina's central Newfoundland mineral land holdings. The region is historically known as prospective for zinc-rich deposits and home to the formerly producing world-class base metal deposits at Buchans and currently home to a producing zinc-copper mine at Duck Pond.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) including the use of duplicates and standards for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

— 30 —

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI
Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

May 31, 2007

Messina Minerals ("MMI") 2007 Exploration Program

Messina Minerals Inc is drilling zinc-lead-copper-silver-gold enriched massive sulphides, including the Boomerang massive sulphide deposit, within the Company's 327 square kilometer area properties located in central Newfoundland, Canada. The region is historically known as prospective for zinc-rich deposits and home to the formerly producing world-class base metal deposits at Buchans and currently home to a producing zinc-copper mine at Duck Pond.

Drilling Boomerang for Resource Estimate
Three drills are currently testing Boomerang to ensure timely completion of drilling (up to June 3rd) intended to increase confidence in the mineral inventory classification by demonstrating continuity of assay grade and thickness in certain areas.

Results from Boomerang drilling will be incorporated into a mineral resource estimate by Snowden Mining Industry Consultants Inc. ("Snowden") expected to be finalized in June. The resource estimate will also now include a portion of Domino, and the Tulks East B Zone. Results of the estimate will be released as soon as possible following review by management and the Board of Directors.

Anomaly Drilling Program
Messina is planning an extensive regional drill program in 2007 designed to discover new areas of mineralization and to upgrade areas of 'historic resources' to current standards. The objective of the drill program is to expand the 'benchmark' Boomerang resource estimate by addition from other zones of mineralization within Messina's properties.

Three drills are currently available to Messina although additional rigs are requested and will be utilized if they become available. Scheduling of anomaly drilling is contingent upon the availability of at least three drill rigs.

Following the Boomerang testing phase, one drill will remain in the Boomerang area to explore the adjacent Domino and Hurricane massive sulphide targets. An initial objective is to test the Domino massive sulphide along strike from known mineralization to expand the Domino resource. A minimum of one drill is expected to remain in this area throughout 2007 to test for Domino extensions, and test Hurricane and other targets for additional mineralization adjacent to Boomerang.

One drill is expected to begin in mid-June testing the recent discovery in TD07-01 of 24.35 meters of massive pyritic sulphides at the TouchDown target (NR May 8, 2007) that is geologically comparable to the Boomerang massive sulphide deposit and located approximately 2,500 meters along strike from Boomerang. The massive sulphides are associated with a 900 meter long gravity anomaly coincident with a 700 meter

electromagnetic ("HLEM") anomaly. The objective is to discover base metal-enriched massive sulphides similar to those found at Boomerang, and if successful to begin work to establish continuity of mineralization in three dimensions. Initially five holes are planned to test this target with an expansion of the program contingent upon results.

One drill is expected to begin in mid-June testing the Skidder zinc-copper prospect (NR February 1, 2007). The objective at Skidder is to discover zones of zinc-copper massive sulphide mineralization and to begin work to establish continuity of mineralization in three dimensions. Initially five holes are planned to test this target with an expansion of the program contingent upon results.

Additional anomaly drilling targets during the summer 2007 program include tests of:

- Tulks West target area following up on 1979 hole TW-01 intersecting 10.7 meters of 1% copper, located 12 kilometers along regional strike from Boomerang.
- Big Kahuna boulder target area to identify the source of the 460 tonne massive sulphide copper-bearing boulder
- Long Lake Main Zone target area to test and expand the Main Zone historic resource
- other targets, as time and drill availability allows.

Airborne Surveying: Skidder, Costigan Properties
Aeroquest International have been contracted to complete airborne electromagnetic and magnetic surveying using the Aerotem II system to cover Messina's Skidder and Costigan Lake Properties adjacent to Messina's Tulks South Property. Targets generated from the airborne surveys will be used to guide and expand drilling programs planned for these areas.

Linecutting: Skidder Property
SCI Exploration Ltd has completed a 40km linecut grid to cover a portion of Messina's Skidder property. The grid will be used for detailed mapping, for follow-up ground geophysical surveying of airborne geophysical targets, and for diamond drilling control.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

May 31, 2007

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on May 31, 2007 through the facilities of CCN Matthews via Canadian Timely Disclosure network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 31st day of May, 2007

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

May 31, 2007

Messina Minerals ("MMI") 2007 Exploration Program

Messina Minerals Inc is drilling zinc-lead-copper-silver-gold enriched massive sulphides, including the Boomerang massive sulphide deposit, within the Company's 327 square kilometer area properties located in central Newfoundland, Canada. The region is historically known as prospective for zinc-rich deposits and home to the formerly producing world-class base metal deposits at Buchans and currently home to a producing zinc-copper mine at Duck Pond.

Drilling Boomerang for Resource Estimate

Three drills are currently testing Boomerang to ensure timely completion of drilling (up to June 3rd) intended to increase confidence in the mineral inventory classification by demonstrating continuity of assay grade and thickness in certain areas.

Results from Boomerang drilling will be incorporated into a mineral resource estimate by Snowden Mining Industry Consultants Inc. ("Snowden") expected to be finalized in June. The resource estimate will also now include a portion of Domino, and the Tulks East B Zone. Results of the estimate will be released as soon as possible following review by management and the Board of Directors.

Anomaly Drilling Program

Messina is planning an extensive regional drill program in 2007 designed to discover new areas of mineralization and to upgrade areas of 'historic resources' to current standards. The objective of the drill program is to expand the 'benchmark' Boomerang resource estimate by addition from other zones of mineralization within Messina's properties.

Three drills are currently available to Messina although additional rigs are requested and will be utilized if they become available. Scheduling of anomaly drilling is contingent upon the availability of at least three drill rigs.

Following the Boomerang testing phase, one drill will remain in the Boomerang area to explore the adjacent Domino and Hurricane massive sulphide targets. An initial objective is to test the Domino massive sulphide along strike from known mineralization to expand the Domino resource. A minimum of one drill is expected to remain in this area throughout 2007 to test for Domino extensions, and test Hurricane and other targets for additional mineralization adjacent to Boomerang.

One drill is expected to begin in mid-June testing the recent discovery in TD07-01 of 24.35 meters of massive pyritic sulphides at the TouchDown target (NR May 8, 2007) that is geologically comparable to the Boomerang massive sulphide deposit and located approximately 2,500 meters along strike

from Boomerang. The massive sulphides are associated with a 900 meter long gravity anomaly coincident with a 700 meter electromagnetic ("HLEM") anomaly. The objective is to discover base metal-enriched massive sulphides similar to those found at Boomerang, and if successful to begin work to establish continuity of mineralization in three dimensions. Initially five holes are planned to test this target with an expansion of the program contingent upon results.

One drill is expected to begin in mid-June testing the Skidder zinc-copper prospect (NR February 1, 2007). The objective at Skidder is to discover zones of zinc-copper massive sulphide mineralization and to begin work to establish continuity of mineralization in three dimensions. Initially five holes are planned to test this target with an expansion of the program contingent upon results.

Additional anomaly drilling targets during the summer 2007 program include tests of:

- Tulks West target area following up on 1979 hole TW-01 intersecting 10.7 meters of 1% copper, located 12 kilometers along regional strike from Boomerang.
- Big Kahuna boulder target area to identify the source of the 460 tonne massive sulphide copper-bearing boulder
- Long Lake Main Zone target area to test and expand the Main Zone historic resource
- other targets, as time and drill availability allows.

Airborne Surveying: Skidder, Costigan Properties

Aeroquest International have been contracted to complete airborne electromagnetic and magnetic surveying using the Aerotem II system to cover Messina's Skidder and Costigan Lake Properties adjacent to Messina's Tulks South Property. Targets generated from the airborne surveys will be used to guide and expand drilling programs planned for these areas.

Linecutting: Skidder Property

SCI Exploration Ltd has completed a 40km linecut grid to cover a portion of Messina's Skidder property. The grid will be used for detailed mapping, for follow-up ground geophysical surveying of airborne geophysical targets, and for diamond drilling control.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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END